January 31, 2018
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: The New Home Company Inc.
Registration Statement on Form S-3
File No. 333-222645 (the "Registration Statement")
Filed January 22, 2018
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The New Home Company Inc. and the additional registrants specified in the Registration Statement (collectively, the “Registrants”) hereby request that the Registration Statement be declared effective by the Securities and Exchange Commission at 12:00 p.m., Eastern Time, on Monday, February 5, 2018, or as soon thereafter as practicable.

The Registrants respectfully request a copy of the written order verifying the effective date. If you have any questions or comments, please contact Jeffrey E. Beck, of Snell & Wilmer L.L.P., at (602) 382-6316 or jbeck@swlaw.com. Thank you for your assistance with this request.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,
THE NEW HOME COMPANY INC.

By:    /s/ John M. Stephens
Name: John M. Stephens

Title:	Chief Financial Officer